

March 6, 2015

Via E-mail
Herman G. LaMont
Consul General of Jamaica in New York
767 Third Avenue
New York, NY 10017

Re: **Government of Jamaica**
Amendment No. 1 to Schedule B
Filed February 13, 2015
File No. 333-200109

Form 18-K for Fiscal Year Ended March 31, 2014, as amended
Filed May 30, 2014, as amended July 11, 2014 and February 13, 2015
File No. 001-04165

Dear Mr. LaMont:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 18-K for Fiscal Year Ended March 31, 2014

General

1.   We note your response to comment 3 of our letter dated December 5, 2014 and we reissue our prior comment in part. Under an appropriately captioned section in your registration statement or in the forepart of your annual report, please highlight various matters that would appear material to investors in respect of the financial and economic outlook of the country, such as the significant debt to GDP ratio, high debt servicing payments, growth outlook, and reliance on the United States and Europe for tourism.

<u>Principal Sectors of the Economy, page D-22</u>

2.   We note your response to our prior comment 12. We are unable to locate your revised disclosure regarding portfolio investment, including the source of such investments by country. Please revise or advise. In addition, we note that you have revised your disclosure to identify the source of foreign direct investment by geographic region. Please further revise your disclosure to include the source of such investments by country.

<u>Mining and Quarrying, page D-30</u>

3.   We note your response to our prior comment 14 in which you have revised to disclose that currently all alumina producers in Jamaica other than Jamalco are privately owned. We reissue our prior comment in part. Please revise to clarify if there are other significant private sector alumina producers.

<u>Employment and Labor, page D-38</u>

4.   We are unable to locate revisions in response to our prior comment 19. We therefore reissue our prior comment. Please include additional information on the employment rate with respect to age, gender, and any seasonal employment.

<u>Closing Comment</u>

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please direct any questions about these comments to me at (202) 551-3758 or Ellie Quarles, Special Counsel, at (202) 551-3238.

                                        Sincerely,

                                        /s/ Sandra B. Hunter

                                        Sandra B. Hunter
                                        Staff Attorney

cc: Cathleen E. McLaughlin, Esq.
        Allen & Overy LLP
        Via E-mail